

Mail Stop 4628

July 7, 2017

H. Michael Krimbill
Chief Executive Officer
NGL Energy Partners LP
6120 South Yale Avenue
Suite 805
Tulsa, OK 74136

> **Re:** **NGL Energy Partners LP**
> **Registration Statement on Form S-4**
> **Filed June 29, 2017**
> **File No. 333-219059**

Dear Mr. Krimbill:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Henry Havre, Esq.
        Andrews Kurth Kenyon LLP